19010491

E.D.

SEC Mail Processing

MAR 07 2019

Washington, DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 /A*
# PART III

| SEC FILE NUMBER |
|---|
| 8-40822 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 North Orange Street, Suite 729
(No. and Street)

Wilmington (City) DE (State) 19801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett, & Co.
(Name – *if individual, state last, first, middle name*)

One East Fourth Street (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, David Monahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Equities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLES M. SOBEL
MY COMMISSION EXPIRES JULY 6, 2022
NOTARY PUBLIC
STATE OF DELAWARE

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SCHAEFER HACKETT
CPAs & ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Coastal Equities, Inc. and Subsidiary
Wilmington, Delaware

### Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Coastal Equities, Inc. and Subsidiary as of December 31, 2018 and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Coastal Equities, Inc. and Subsidiary as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This consolidated financial statement is the responsibility of Coastal Equities, Inc. and Subsidiary's management. Our responsibility is to express an opinion on Coastal Equities, Inc. and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Coastal Equities, Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Other Matters

As discussed in Note 8 to the consolidated statement of financial condition, the Company is a party to various legal actions. Those actions claim substantial damages as a result of alleged breach of contract and other matters. Management and legal counsel for the Company are of the opinion that the legal actions are without merit and settlement of the actions will not have a material effect on the Company's financial position. They are also of the opinion that they have properly accrued for any assessments that might materialize from the legal actions. Nevertheless, it is at least reasonably possible that such an effect will occur, although the amount cannot be estimated. Settlement of the legal actions are expected within the next year. Our opinion is not modified with respect to that matter.

Clark, Schaefer, Hackett & Co.

We have served as Coastal Equities, Inc. and Subsidiary's auditor since 2008.

Cincinnati, Ohio
February 27, 2019

**Confidential Treatment Requested**

Coastal Equities, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2018

| | | |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $ | 795,143 |
| Accounts receivable: | | |
| Commissions | | 542,572 |
| Receivables from third parties | | 13,333 |
| Receivables from representatives | | 57,587 |
| Receivable from affiliate | | 18,884 |
| Advances | | 27,453 |
| Prepaid expenses | | 67,672 |
| Investments | | 28,894 |
| Deposit with correspondent broker | | 29,335 |
| Equipment and furnishings, at cost less accumulated depreciation of $60,555 | | 24,395 |
| | $ | 1,605,268 |
| Liabilities and Stockholder's Equity: | | |
| Commissions payable | $ | 689,760 |
| Income taxes payable to parent company | | 55,205 |
| Deferred revenue | | 113,463 |
| Accrued expenses | | 139,122 |
| Accounts payable | | 123,734 |
| Total liabilities | | 1,121,284 |
| Stockholder's equity: | | |
| Common stock, $.01 par value - Authorized 200,000 shares, Issued and outstanding 10,000 shares | | 100 |
| Capital in excess of par value | | 679,317 |
| Retained earnings (deficit) | | (195,433) |
| | | 483,984 |
| | $ | 1,605,268 |

See accompanying notes to consolidated financial statements.

**CONFIDENTIAL TREATMENT REQUESTED**

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Coastal Equities, Inc. and Subsidiary (the "Company") are set forth to facilitate the understanding of data presented in the financial statements.

### Description of business operations

The Company operates a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). It has a wholly-owned subsidiary, Coastal Equities Insurance Agency, Inc. that is currently dormant. It is a wholly-owned subsidiary of Orange Street Holdings, Inc. ("Orange Street").

The Company has independent brokers who operate offices in Arizona, California, Connecticut, Delaware, Florida, Georgia, Indiana, Kentucky, Massachusetts, Maryland, Michigan, Minnesota, Maine, Missouri, New Jersey, New York, Ohio, Oregon, Pennsylvania, South Carolina, Texas Virginia, and Washington. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned and is responsible for his or her own expenses.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

### Revenue recognition

The Company records revenues (commissions and brokerage expenses) in two ways. First Clearing revenues and brokerage expenses directly related to securities transactions are recorded on a trade date basis. First Clearing represents approximately 55% of the Company's annual revenue. Non-First Clearing business is recorded when Coastal receives payment an investment sold to a customer. Revenue for the Company's annual conference is recognized when the conference is held in September of each year. Prior to that all monies received for the conference are booked as deferred revenue.

### Cash and cash equivalents

The Company considers all bank accounts, cash accounts with our clearing agent (First Clearing), and all highly liquid debt instruments purchased with original maturities of less than three months to be cash equivalents.

### Accounts receivable`

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the allowance and a credit to accounts receivable. The Company had an allowance for doubtful accounts of $3,047 as of December 31, 2018.

**Investments**
Investments consist of a mutual fund that is valued at fair value. Unrealized gains and losses are included in net income. The first-in, first-out method is used to determine realized gains and losses.

**Deferred Revenue**
The Company holds an annual conference in September of each year. Monies received in advance of the conference are booked to deferred revenue until the conference is held. As of December 31, 2018, the amount of deferred revenue received for the September 2019 conference is $107,600.

The Company also receives funds from its clearing agent, First Clearing, to support recruitment of additional financial advisors. Funds received are subject to a clawback by First Clearing for four calendar quarters starting in the quarter the advisor is recruited (Earnings Period). The Company books funds received to deferred revenue until the Earnings Period is complete, then recognizes the amounts as revenue. As of December 31, 2018, the accumulated amount in deferred revenue is $5,863.

**Equipment & Furnishings**
Property and equipment consist mainly of furniture, fixtures, and equipment that are stated at cost and are being depreciated over estimated useful lives of three to five years using straight-line methods.

**Income taxes**
As a wholly-owned subsidiary, the Company is part of the consolidated tax return filing of Orange Street Holdings. The Company, as a wholly-owned subsidiary of this consolidated group, is responsible for its share of its income tax allocated by its share of taxable income.

**Leases**
In February 2016, the FASB issued ASU 2016-2, Leases. The standard requires all leases with lease terms over twelve months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. The distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the fiscal year ending December 31, 2020. The company is currently in the process of evaluating the impact of the adoption of this ASU on the financial statements.

**Revenue from contracts with customers**
On May 28, 2014. The FASB issued ASU 2014-09, Revenue from Contracts with Customers. The standards core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for these goods or services. This standard also includes expanded disclosure requirements that results in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the fiscal year ending December 31, 2019. The company does not expect the adoption to have a material impact on the financial statements.

**Subsequent events**
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 27, 2019, the date these financial statements were available to be issued.

## 2. DEPOSIT WITH CORRESPONDENT BROKER:

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

## 3. FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirect
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

| | Fair Value Measurements at Reporting Date Using | |
|---|---|---|
| | Quoted prices in active markets for identical assets (Level 1) | Total at December 31, 2018 |
| Common stock | $ 33 | $ 33 |
| Mutual fund | $ 28,861 | $28,861 |
| | $28,894 | $28,894 |

**4. LEASE COMMITMENT:**

The Company leases its main office facility in Wilmington, Delaware with monthly payments of $2,518 plus administrative charges through March 2020. The Company's future lease commitments under this lease are $30,816 for 2019, and $7,754 for 2020. The company is in the process of looking for new office space starting in April 2020.

**5. NET CAPITAL REQUIREMENTS AND EXEMPT PROVISIONS UNDER RULE 15C3-3:**

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2018, the Company's net capital requirement was $74,752. At December 31, 2018, the Company had net capital of $211,019 which was $136,267 in excess of the required amount, and aggregate indebtedness to net capital ratio was 5.31 to 1.

**6. RELATED PARTY TRANSACTIONS:**

The Company is a wholly owned subsidiary of Orange Street. Orange Street has two other subsidiaries: Coastal Investment Advisors, Inc. ("CIA"), and Coastal Risk Advisors, LLC ("CRA"). CIA is 100% owned by Orange Street. CRA is 99% owned by Orange Street. Coastal Insurance Consulting (CIC) had been a subsidiary of Orange Street but was wholly disposed of in October 2018. CIC was 50% owned by Orange Street.

The Company purchases errors and omissions insurance from an unaffiliated insurance company through CRA. Errors and omissions insurance expense amounted to ($3,961) net of reimbursements from registered representatives in 2018. Prepaid errors and omissions insurance amounted to $25,857 at December 31, 2018.

During 2018, the Company began the year with an outstanding balance of $716 and charged a further $5,740 of miscellaneous operating expenses to CIC. CIC reimbursed the Company $6,456 for these payments. At December 31, 2018, the Company had no outstanding balance due from CIC.

During 2018 the Company began the year with an outstanding receivable balance of $87,536 with CIA. Shared expenses between the Company and CIA are allocated based on percentage of revenue. A net $74,675 of shared expenses was allocated to CIA in 2018. At December 31, 2018, the Company has a receivable due from CIA of $12,861 for the repayment of these expenses.

During 2018, CEI did not charge any expenses on behalf of CRA. As of December 31, 2018, CRA did not have any outstanding balance with the Company.

During 2018, the Company did not charge any expenses on behalf of Orange Street. Orange Street's balance with the company was reduced by $1,190 received from CIC for payment of an override of an Officer Life policy placed with CIC/Orange Street. At December 31, 2018, the Company has a receivable due from Orange Street of $6,023 representing an outstanding balance from a prior year.

## 7. LITIGATION AND REGULATORY MATTERS

The company is a co-respondent in FINRA arbitrations brought by former customers. The customers allege that the products recommended to the customers were unsuitable. The claim amounts total $1,350,000. The Company believes the matters will settle for substantially less than the amounts claimed. The Company has accrued $30,000 against possible exposure.

The firm is currently under investigation by FINRA concerning potential supervision omissions concerning a former registered representative's trading activity in several of his customers' accounts. There have been no active discussions concerning the same between the Firm and FINRA, and FINRAs investigation is ongoing. Out of an abundance of caution, the firm has accrued a sum it deems conservative, albeit reasonable, to account for the most likely financial outcome of any such enforcement action arising from this matter. The Company has accrued $100,000 against possible exposure.